INVEST IN **FABULINGUA**

In explosive market, story-based mobile game disrupts the way children learn languages


A Game Changer
FabuLingua
Fresh, interactive stories and games
Develops fluency efficiently and naturally
Easy and compelling for teachers & family
Accessible–low cost and asynchronous

Highlights

1. 🏆 Voted Best New Language Learning Technology by industry experts
2. 📱 Founding team: CFO of mobile app w/ NASDAQ IPO + background in linguistics & psychology + mobile game studio Director
3. 🌎 Education meets Gaming. Language learning market doubles to $115B by 2025; mobile gaming will grow to $272bn by 2030
4. 💸 Freemium subscription for teachers & families (B2B2C); recurring revenue platform + gameplay monetization
5. 📈 80,000 downloads in 18 months, 75% of trials convert to paying subscribers
6. 👫 Children's digital language market is the next big growth story; planned rollout in multiple languages & markets

6. 👫 Children's digital language market is the next big growth story; planned rollout in multiple languages & markets

7. 😇 Advisors incl. growth leader of Honey & Acorns, founder of Friendster + Professor at Princeton
8. 💞 Female, Latina-founded with diversity and access at the heart of its mission

Our Team



Mark Begert

Founding member/CFO of China mobile app pioneer Linktone scaling company & leading NASDAQ IPO.

> We want to make learning a new language more fun and accessible for kids so that future generations will develop the innate empathy, cultural awareness, and preparedness to lead an increasingly globalized world.



Leslie Begert

Goldman Sachs, L'Oreal, Oxford Psychology + Cambridge Social Anthropology, Multilingual



Joseph Urban

Mobile gaming + digital director + UI/UX design + art + publishing - AppLovin (Lion Studios), Jam City



Sara Yang

UI + Animation+ illustrations + Design + Unity - Novakitten



Chenxi Liu

Children's edtech UX + Univ of Maryland Human-centered Design + Computer Interaction Researcher



Elaina Woods

Game Design + Animation + Technical Art + AR/VR + Unity - uStudio, Novakitten



William Aronson

Full-stack, game development + AR/VR + Unity - uStudio, Novakitten



Matthew Magginnis

Architectural Design + full-stack + game development + Unity - Mesa Mundi, Enjin, Sethos Studios

Why FabuLingua?


Harnessing the Power of Children's
Stories and Games to Teach
New Languages

Traditional language learning methods are ineffective and unenjoyable. In a fast-growing market of hungry language-learners, FabuLingua is the freemium subscription app based on learning science that harnesses the power of stories and gameplay to teach kids new languages more effectively and enjoyably than ever.


FabuLingua is a subscription-based app available on iOS & Android that harnesses the power of stories and gameplay to teach kids new languages more effectively than ever.


FabuLingua


Traditional Language Learning is
Unengaging and Ineffective

Memorizing vocabulary lists and learning grammar rules are old, worn out methods of learning a second language, and learning science has shown them to be ineffective. In addition, these methods generate stress, raising an 'affective filter' in the brain which impairs its ability to absorb information. Yet most available language learning products still use these discredited methods. As a result, kids aren't learning.


Language Learning is
Broken
Fewer than 1% of children who
study a language in a U.S. classroom
become proficient as adults.


Modern Learning Science
+ Stories and Games
= Fun, Effective Learning

Colorful children's stories and gameplay are inherently motivating for children and known to reduce their stress. FabuLingua combines stories and game design with the latest learning science around "comprehensible input" to create a new interactive format that delights and engages kids, and eliminates what language learning experts call the 'affective filter' - stress that inhibits language learning.


A Game Changer
FabuLingua
Fresh, interactive stories and games
Develops fluency efficiently and naturally
Easy and compelling for teachers & family


asynchronous


GAMEPLAY
CORE LOOP
READ TO EARN KEYS TO UNLOCK CHESTS
READ
Reading is the gameplay for progressing.
COLLECT KEYS
Reading will be awarded with keys. The more difficult each story is, the more keys will be awarded.
UNLOCK CHESTS
As the reader explores the world of Fabulingua and collects keys, there will be a variety of chests to unlock that give collectable and unique rewards!


EXPLORE
EVENT
LOCATION
WORLD VIEW
DISCOVER NEW STORIES AS YOU EXPLORE
LOCATION
A location appears on the World View that can be explored to meet new friends and hear thier stories!
EVENT
Events are limited time locations that offer unique rewards and stories.
WORLD VIEW
As the reader explores the world of Fabulingua and collects keys, there will be a variety of chests to unlock that give collectable and unique rewards!


This Patent-Pending Software Makes Language Learning Easy

Magical Translations® is the patent-pending learning method based on an immediate spoken translation that's strategically and rhythmically woven into the written language to create "comprehensible input". It's a uniquely efficient method that keeps the child engaged in the story while playfully developing comprehension, literacy and pronunciation.


Through Magical Translations® your child sees only the Spanish text, but hears the narrator's rhythmic alternation between Spanish and English.
This allows them to understand and follow the story in a relaxed and engaged way–the ideal state for language acquisition.


FabuLingua Unleashes the Power
of a Second Language

Learning languages is an asset to individuals, families, and society. Bilingualism makes children smarter, improving executive function including attention, prioritizing and multitasking. They become better communicators and develop stronger social-emotional skills, empathy and cultural awareness. It even helps protect their brains from age-related diseases.


Benefits of a
Bilingual Brain
Improved cognitive function and creative thinking
Better executive function (attention & prioritization)
Improved social emotional intelligence, empathy and cultural awareness
Lowered risk of Alzheimer's and dementia
More career opportunities


Finally—Accessible, Affordable
Language Learning for ALL Families

The cost of live language tutoring or building an extensive collection of books leaves many families without access to the benefits of learning a second language. FabuLingua's digital platform provides a practical, affordable solution for families everywhere—one that is effective and democratizes language learning.


FabuLingua Democratizes Learning a Second Language
Average Language Tutor service (single session): $20-40
FabuLingua unlimited access: $4-8/month


FabuLingua is the Future of
Language Learning for Kids

FabuLingua is scaling fast: this creative team has released 15 stories, 60 associated in-story mini-games, and 55h of learning in the last 18 months—with another 50 stories in the production pipeline, 500+ teachers on the waiting list for our teacher module, 80k downloads, and a solid start on subscription monetization.


80K downloads
15K registered users. (Since April 60% of downloads create accounts)
75% of trials convert into subscribers
1K subscriptions for families


FabuLingua Empowers Creators From Around the World

Our stories are sourced from authors and illustrators all over the world who are able to publish and monetize their creativity on FabuLingua's platform while providing our learners with beautiful, unique, culturally authentic stories.


Artists from All Over the World Create the Magical World of FabuLingua
FabuLingua empowers storytellers and artists from non-traditional backgrounds
We give them access to a huge audience
They provide unique, culturally authentic stories for our learners


Poised for Success in a Fast-Growing Market

Today, 1.8B people are learning a new language on and offline, and they are spending $60B to learn. This consumer language learning market is set to almost double to $115B by 2025 and continue with 18.7% annual growth to $170B by 2027. This is led by digital delivering almost 4X growth by 2025.


GLOBAL LANGUAGE LEARNING MARKET
HolonIQ
Language Learning is materially under-estimated due to its very high offline fragmentation and strong recent digital growth. Our demand side model and supply side build suggests a $115B+ market by 2025.
D2C Language Learning Market USD
+11.1%
$61B
$12B
$49B
$49B
$17B
$32B
$115B
$47B
$68B
Digital
Offline
2019
2020
2025
D2C Mode Share
$61B
$49B
$115B
20%
34%
41%
80%
66%
59%
Digital
Offline
2019
2020
2025
Source: HolonIQ 'Smart Estimate', May 2021. All numbers are rounded.

Innovation in the adult language learning market has been richly rewarded and disruptors such as Duolingo and Babbel now dominate (with an IPO in the near future). The children's language learning market lacks any such dominant players, is highly fragmented, undercapitalized, and starving for exactly the type of unique innovation and disruption FabuLingua is offering.


Learning through Playing
How does FabuLinga work?
Children (age 2-10) learn new languages through interactive, animated stories set in a game-based experience.
Our patent-pending Magical Translations® pedagogy enables natural, subconscious "invisible learning" without stress.
Publishers, writers, and illustrators create high quality children's stories and monetize their passion and creativity on our platform.
Language schools and teachers are empowered with newfound capabilities to reach their learner customers.
$170B+ projected market by 2027


Multi-Award Winning

There is no shortage of awards for FabuLingua, and this incredible platform was recently voted best language learning technology by language learning experts.


built in ATX
THE EDTECH AWARDS
COOL TOOL
FINALIST 2020
AASL
BEST
LaunchPad
WINNER
2021
SXSW
EDU
2021 FINALIST


FabuLingua has Users and Experts Cheering

Innovation in adult language learning exists in the form of products like Babbel and Duolingo, but their content and methodology were not designed with young children in mind, and can't be easily adapted to be a compelling, effective way for kids to learn a new language.

With 75% of trials converting into subscriptions, it's safe to say that teachers, parents, kids, and industry experts all see and feel the difference in FabuLingua.


Reviews
"We absolutely are loving this app! My son is suddenly answering me in Spanish (something he hasn't done in years)."
Adrianna P.
We homeschool in Spanish/English. I so appreciate that this app doesn't only read to the kids but encourages mastery of a story (and the included vocab) by having the ultimate goal of the child recording their own voice reading the story for themselves. Well done, FabuLingua!
Lauren
Thank you for this wonderful resource. We are relying heavily on other resources to bring language into our home during quarantine, and this amazing resource is becoming part of our daily curriculum. This is an amazing product.
@somossacramento
My kindergarten students LOVE LOVE LOVE the app, the stories, and the games. They record themselves all the time. I really love it too, it is the best app I can use for my little ones. Thank you. You made my job much easier.
Aurelia


In the Words of a FabuLingua investor...


FabuLingua Testimonial: Investor
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Watch on YouTube
very important to me and my wife that she continue


Educators Love FabuLingua


FabuLingua Testimonial: Katie DiVito, Spanish teacher
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Watch on YouTube
...ue and the interactions are fun and engaging.


FabuLingua Testimonial: Erin, Elementary Spanish teacher
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Watch on YouTube
a mom and I'm an Elementary Spanish language teacher,


Language Learning Expert
Kelly Arispe Acclaims FabuLingua


FabuLingua Testimonial: Kelly Arispe, Spanish Professor
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Watch on YouTube
The stories are engaging.


Prior Exit and Big Brands Make
Stellar FabuLingua Team

Founding pair boast previous NASDAQ IPO, founding team in Linktone, background at Goldman Sachs and L'Oréal, and an education at Harvard, Oxford and Cambridge. With a Board of Advisors equally impressive, it's no wonder FabuLingua is well on its way towards niche domination.


Advisors
Michael Downing
Advisor
Gravity Ranch Ventures, serial SV entrepreneur & ángel, EIR SRI Int'l
Jorge Klor de Alva
Advisor
Professor Berkley & Princeton, Executive/Chai man 3DMX, Apollo Group, Nexus, Univ of Phoenix
Jonathan Abrams
Advisor
Founder Friendster, 8 Street Capital, Founder's Den
Gordon Walton
Advisor
President - ArtCraft Ent. Game Production, Playdom


Sami Khan
Advisor
CEO/Founder Cerebrus, Staircase Digital, Acorns, Honey
Susi Windeler
Advisor
Gameplay programmer Crowfall
Megan Johns
Advisor
Assistant Dept Chair, University of Texas , School of Design and Creative Technologies


In an Outdated Market, FabuLingua Offers a Fresh Take

FabuLingua is unique in the increasingly fragmented children's language learning market and emerging as a player poised for niche domination, offering the whole package: from an interactive story format, to game design, long-term effectiveness, and a wide range of beginner-to-advanced content that puts kids on the path to fluency.



The Market is Fragmented and Outdated—FabuLingua Stands Alone

COMPETITOR	Asynch/ Synch	Interactive Story Format	Game Design	Enables schools & teachers	Beginner to Advanced Content	Based on Learning Science	$$ Affordable?
FabuLingua	A	●	●	●	●	●	●
Lingokids	A					◖	◖
Endless Spanish	A					◖	◖
StudyCat	A			◖	◖		◖
Lingo Ace	V			◖	◖	◖	
VIP Kids	V				◖	◖	


The Future is Brillante for FabuLingua

Lofty goals for this language tech innovator include building and launching a teacher dashboard to meet demand from schools and gig language teachers, reducing story production time by 50%, and growing their addressable market by 20x launching FabuLingua English for the US, Latin American and Chinese markets.


This roadmap is ambitious:
Reduce story production time by 50%
Build and launch teacher module to meet demand
Game design iteration to increase engagement » multi-year retention
Launch FabuLingua English in U.S., Latin America and China to grow addressable market 20x
Build Marketing machine to expand reach


Why Invest Now?

As our world keeps changing, one truth remains constant: second languages are a superpower that benefit individuals, families, and society. The effective communication, increased empathy, and cultural awareness that bilingualism develops will shape the future leaders of an increasingly globalized world. Join us as we meet the challenge.


In the Words of a FabuLingua investor...


Roadmap and Milestones
Next 12 Months
• 25 interactive stories and games available
• Fabu English for Spanish speakers in U.S. and LATAM
• Teacher dashboard release
• 1000 teacher partners
• Headcount: 12
• Annual Recurring Revenue (ARR): $1M
• Monthly Burn: $100K
• Financing: $2M
Year 3
• 100 stories and games available
• Fabu English in China, Japan, India and Europe
• Role playing game design
• 5000 global teacher partners
• Headcount: 30
• ARR: $15M
• Monthly Burn: $200K
• Financing: $10M
Year 5
• 500 stories Fabu language products in 10+ languages and global presence
• User Generated story editor and platform
• 10000 teacher partners
• Headcount: 80
• ARR: $40 mil
• Monthly Burn: $150k
• Financing: $30mil
Forward-looking projections cannot be guaranteed


Harness the Power of Language Learning with Investor Perks

Snag a subscription or two (or 2500!) when you invest in FabuLingua—for yourself, your family and friends, or an entire school of your choice!


Invest and Get Free Lifetime Subscriptions or Donate Subscriptions to the School of Your Choice!
Many levels of investment available, including:
$250
1 Free lifetime subscription (for personal use/ gifting)
$5,000
100 free 1 year subscriptions to be donated to a school of your choice or a Title 1 school
$100,000
2500 free 1 year subscriptions to be donated to a school of your choice or a Title 1 school. Dinner or Zoom call with founders.

Downloads

FabuLingua - A mobile language learning game based on children s stories - 0921RegCF1 .pdf